EXHIBIT B

FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

          JANA PARTNERS LLC AGAIN CALLS ON BOARD OF TITAN INTERNATIONAL
                         TO JUSTIFY PROPOSED SALE PRICE

New York, New York - December 16, 2005 - JANA Partners LLC ("JANA") today called upon the Board of Directors (the "Board") of Titan International, Inc. (NYSE -
TWI) ("Titan" or the "Company") to respond to its demand that the Board either deliver a higher price for shareholders than the $18 per share offered by One Equity Partners, LLC ("One Equity") or offer adequate assurances that such offer represents the highest and best price obtainable for shareholders via a full and open process. JANA also put the Board on notice that shareholders would likely reject an offer at this price should the Board fail to demonstrate that it is delivering maximum value for shareholders. JANA is currently Titan's largest shareholder, with beneficial ownership of 14.8% of the Company's stock.

"The silence is deafening" wrote JANA Managing Partner Barry Rosenstein in a letter sent today, referring to the Board's refusal to addresses the concerns regarding the proposed transaction which were first raised by JANA in October. "To date, the Board has not made even a token effort to address our concerns. The failure of the Board thus far to explain their reasoning or to provide assurances that they have and will continue to make every effort to pursue the highest possible price for shareholders, combined with our continued belief that the proposed $18 per share price significantly undervalues the Company, means that we will continue to oppose this transaction at the current price."

Mr. Rosenstein stated that "We also believe the circumstances suggest that there is an uncomfortably close connection between the proposed buyer, One Equity Partners, LLC, and the Board, including the fact that an officer of this proposed buyer is also a member of the Board and that other Board members, including President and CEO Maurice M. Taylor, may participate in the transaction."

Mr. Rosenstein in his letter pointed to a number of factors causing JANA to continue to believe that the proposed share price fails to fairly value Titan, including:

     o JANA's belief that the proposed price does not reflect the full value to Titan of the purchase of the Goodyear Tire and Rubber North American agricultural tires business. JANA noted that the closure of this transaction appears even more likely now than it did in October when JANA first raised the issue, emphasizing JANA's concern that the Board appears intent on striking a deal whereby One Equity can secure a price that does not reflect the full anticipated value of the Goodyear acquisition only shortly before its expected closure.


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     o    Reflecting strong industry fundamentals, the stock price of one of
          Titan's significant customers, Deere & Co., has increased by almost 17% since October 12, 2005, the day after One Equity's offer was announced, indicating that Titan's stock would have risen during this period as well, particularly given that the outlook for North American agricultural equipment sales continues to be strong in general, were it not being held down by One Equity's low bid.
     o Titan Europe, in which Titan holds a minority interest, saw its stock price increase by over 15% in the days following a recent acquisition announcement, suggesting that were it not for the proposed sale to One Equity at $18 per share, Titan's share price similarly would see the benefit of this acquisition by Titan Europe.

"While the Board appears confident that they can push this deal through to signing without addressing the concerns we have raised, we put you on notice now that absent adequate assurances that this deal represents the highest and best price obtainable for shareholders via a full and open process, or an increase in the proposed offering price to a level which clearly reflects fair value, we intend to vigorously oppose this transaction," Mr. Rosenstein continued. "The Board may be driving the process at this stage, but the Company's shareholders will have the final say, and we are confident that should the Board fail to demonstrate that it is delivering maximum value for its shareholders, this transaction will be rejected."

The full text of Mr. Rosenstein's letter is attached to this release.

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, is a private money management firm that holds the common stock of the Company in various accounts under its management and control. JANA currently beneficially owns approximately 14.8% of the outstanding common shares of Titan International, Inc.

JANA encourages the Titan's shareholders to review its previous letter providing more detail on this matter which was filed with the SEC on October 24, 2005.

                                       ***


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December 16, 2005


Board of Directors
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
Attention:  Maurice M. Taylor, Jr., President & CEO

TRANSMITTED VIA FAX AND OVERNIGHT DELIVERY


Gentlemen:

The silence is deafening. JANA Partners LLC ("we" or "us"), your largest shareholder, requested in October that the Board of Directors (the "Board") provide a full and open explanation of the process by which it decided to pursue an agreement to sell the company for $18 per share and for assurances that it is seeking the highest and best possible price for all shareholders through an organized process. As you know, we consider the proposed price to be well below the fair value of Titan International, Inc. ("Titan" or the "Company"). We also believe the circumstances suggest that there is an uncomfortably close connection between the proposed buyer, One Equity Partners, LLC ("One Equity"), and the Board, including the fact that an officer of this proposed buyer is also a member of the Board and that other Board members, including President and CEO Maurice M. Taylor, may participate in the transaction.

To date, the Board has not made even a token effort to address our concerns. The failure of the Board thus far to explain their reasoning or to provide assurances that they have and will continue to make every effort to pursue the highest possible price for shareholders, combined with our continued belief that the proposed $18 per share price significantly undervalues the Company, means that we will continue to oppose this transaction at the current price.

Our belief that this price falls well short of fair value has only been strengthened by recent events. As you know, we believe that the proposed price does not reflect the full value to Titan of the purchase of the Goodyear Tire and Rubber North American agricultural tires business, the closure of which looks even more likely now than it did in October (we encourage the Company's shareholders to review our previous letter providing more detail on this and other issues, filed with the SEC on October 24, 2005). We note in particular that Titan recently announced a tentative agreement with the Freeport union of the to-be-acquired Goodyear plant and the hiring of this facility's former plant manager, both of which indicate to us that the closure of this acquisition is imminent. Again, we find it highly troubling that the Board appears intent on striking a deal whereby One Equity can secure a price that does not reflect the full anticipated value


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of the Goodyear acquisition only shortly before the expected closure of the
Goodyear acquisition.

We also find it troubling that the Company has made no effort to publicly discuss the significant potential accretive benefits from the pending Goodyear acquisition. We believe this lack of information regarding the Goodyear acquisition leaves shareholders without the information necessary to make a fully-informed decision regarding whether the proposed acquisition price represents adequate value. We also believe this situation warrants putting the Board on notice that any attempt to delay the closure of the Goodyear acquisition to ensure that One Equity is able to realize the benefit of this acquisition without shareholders obtaining the full benefit of the accretive impact of the Goodyear acquisition would be a serious breach of their fiduciary duty to shareholders. We intend to hold Board members personally liable should any attempt be made to improperly deprive shareholders of the value to which they are rightfully entitled through this or any other means.

Other events have also strengthened our view that the proposed price falls short of fair value and fails to fully reflect the strength of both the Company and general industry trends. For example, reflecting strong industry fundamentals, the stock price of one of Titan's significant customers, Deere & Co., has increased by almost 17% since October 12, 2005, the day after One Equity's offer was announced. We believe that Titan's stock would have risen during this period as well, particularly given that the outlook for North American agricultural equipment sales continues to be strong in general, were it not being held down by One Equity's low bid. In addition, Titan Europe, in which Titan holds a 29% interest, saw its stock price increase by over 15% in the days following the announcement of an acquisition which would materially increase its size and provide significant operating synergies. We believe it is reasonable to assume that were it not for the proposed sale to One Equity at $18 per share, Titan's share price would have also seen the benefit of this acquisition by Titan Europe.

The Board appears confident that they can push this deal through to signing without addressing the concerns we have raised. However, we put you on notice now that absent adequate assurances that this deal represents the highest and best price obtainable for shareholders through a full and fair sale process, or an increase in the proposed offering price to a level which clearly reflects fair value, we intend to vigorously oppose this transaction. We also wish to warn the Board against agreeing to an excessive break-up fee designed to coerce shareholders into approving a deal, provisions that would effectively prevent the Board from exploring higher offers should they be received or other mechanisms to lock-up this deal for One Equity at a low price to the detriment of the Company's shareholders. The Board may be driving the process at this stage, but the Company's shareholders will have the final say, and we are confident that should the Board fail to demonstrate that it is delivering the maximum value for its shareholders, this transaction will be rejected.

Sincerely,


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/s/ Barry Rosenstein

Barry Rosenstein
JANA Partners LLC
Managing Partner